UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)
(b) IRS IDENT. NO.
(c) S.E.C.
FILE NO.
WORK LOCATION
WD-40 Company
95-1797918
000-06936
  United States
1
(d) ADDRESS OF ISSUER
STREET
CITY
STATE
ZIP CODE
(e) TELEPHONE NO.

1061
Cudahy Place
San Diego
CA
92110
AREA CODE
NUMBER





619
275-1400
2 (a)
NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
(b) IRS IDENT.
NO.
(c) RELATIONSHIP TO ISSUER
(d) ADDRESS STREET
CITY
STATE
ZIP
CODE

Geoffrey J. Holdsworth

Officer
1061 Cudahy Place
San
Diego
CA
92110

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number. 3 (a)
Title of the Class of Securities To Be Sold
(b)
Name and Address of
Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities
SEC USE ONLY
(c)
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))
(d)
Aggregate
Market
Value
(See instr. 3(d))
(e)
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
(f)
Approximate Date of Sale
(See instr. 3(f))
(MO. DAY YR.)
(g)
Name of Each Securities Exchange
(See instr. 3(g))




Broker-Dealer
File Number










Common Stock
Computershare Securities Corp.
2 North LaSalle Street`q
Chicago, IL  60602

Broadcort Correspondent Clearing Division
Merrill, Lynch, Pierce, Fenner & Smith Incorporated
101 Hudson Street, 7th Floor
Jersey City, New Jersey 07302

10,000
$316,400(1)
16,503,541

(2)
NASDAQ
INSTRUCTIONS:
1.
(a)
Name of issuer
3.
(a)
Title of the class of securities to be sold


(b)
Issuer's I.R.S. Identification Number

(b)
Name and address of each
broker through whom the securities are intended to be sold

(c)
Issuer's
S.E.C. file number, if any

(c)
Number of shares or other units to be sold
(if debt securities, give the aggregate face amount)

(d)
Issuer's address,
including zip code

(d)
Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice


(e)
Issuer's telephone number, including area code

(e)
Number of shares or
other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer




(f)
Approximate date on which the securities are to be sold
2.
(a)
Name of person for whose account the securities are to be sold


(g)
Name of each securities exchange, if any, on which the securities are intended to be sold

(b)
Such person's I.R.S. identification number, if such person is an entity




(c)
Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)




(d)
Such person's address, including zip
code



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-04

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class
Date you Acquired
Nature of Acquisition Transaction
Name
of Person from Whom Acquired
(If gift, also give date donor acquired)
Amount of Securities Acquired
Date
of Payment
Nature of Payment
Common Stock
(3)
Exercise of stock
options
WD-40 Company
10,000
 (3)
Sale Proceeds (3)

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller
Title of Securities Sold
Date of Sale
Amount of
Securities Sold
Gross Proceeds










REMARKS:
(1) Estimated based on the fair market value at market close on 7/16/2009 of $31.64/share.
(2) The proposed transaction will be completed pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on 7/17/08. The representations of the reporting person regarding knowledge of material adverse information in regard to the current and prospective operations of the Issuer were made and they were true and correct as of the date of adoption of the Rule 10b5-1 trading plan.
(3) These control securities, registered on Form S-8, will be acquired upon the proposed exercise of stock options for 10,000 shares and sold on the same day pursuant to a cashless stock option exercise transaction processed by the Issuer's stock option plan administrator.

INSTRUCTIONS:

ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

7/17/09

/s/ Maria M. Mitchell as Attorney in Fact for  Geoffrey J.
Holdsworth
DATE OF NOTICE

Maria M. Mitchell as Attorney in Fact for
Geoffrey J. Holdsworth
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (01-04)